UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number:  33-25126-D

|  | Form 10-K   |  | Form 20-F   |  | Form 11-K   |X| Form 10-Q
|  | Form 10-D   |  | Form N-SAR   |  | Form N-CSR

For Period Ended:  September 30, 2008

|  | Transition Report on Form 10-K   |  | Transition Report on Form 20-F
|  | Transition Report on Form 11-K   |  | Transition Report on Form 10-Q
|  | Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	Naturewell Incorporated
Former Name if Applicable:	Not Applicable
Address of Principal Executive Office:	110 West C Street, Suite 130, San Diego, CA 92101

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X|	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed period.

The Company is in the process of preparing and reviewing the financial information of the Company on a consolidated basis. The process of compiling and disseminating the information required to be included in the Form 10-Q for the relevant fiscal year, as well as the completion of the required review of the Company's financial information on a consolidated basis, could not be completed without incurring undue hardship and expense. The Company undertakes the responsibility to file such annual report no later than fifteen days after its original date.

PART IV - OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification: James R. Arabia, President: (619) 234-0222.

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X | Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that it will report a net loss of approximately $195,557 for the period ending September 30, 2008 versus a net loss of $470,753 for the period ending September 30, 2007. The decrease in net loss is due to reduced expenses associated with the discontinuance of the Company's operations.

Naturewell, Incorporated has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 14, 2008	Naturewell, Incorporated
		By:	/s/ James R. Arabia James R. Arabia President and Chief Executive Officer